VIA EDGAR

December 7, 2020

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.
Washington, D.C. 20549

Attention: David Gessert

Re:	Atossa Therapeutics, Inc. Registration Statement on Form S-1 (File No. 333-250820)

Dear Mr. Gessert:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of the Company that the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) be accelerated so as to permit it to become effective at 5:00 p.m., New York City time, on December 8, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Gibson, Dunn & Crutcher LLP, requests by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, we hereby advise you that as of the date hereof, 453 copies of the Preliminary Prospectus initially dated November 20, 2020 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others. We confirm that the underwriters participating in the offering have complied with, and will continue to comply with, the requirements of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended.

Sincerely,

MAXIM GROUP LLC

/s/ Clifford A. Teller
Name: Clifford A. Teller Title: Head of Investment Banking, Executive Managing Director

cc:	Ryan A. Murr, Gibson, Dunn & Crutcher LLP

Sarah Williams, Ellenoff Grossman & Schole LLP